New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

August 26, 2011

Re:	EPAM Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 22, 2011
File No. 333-174827

Mark P. Shuman

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Shuman:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 9, 2011 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 2. Page references in the text of this letter correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on July 22, 2011 as well as an additional supplemental response to comment no. 6 set forth in your letter dated July 7, 2011.

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 26, 2011

Table of Contents, page i

1.	We note the revisions you have made to the disclosure beneath your table of contents in response to prior comment 4. Please further revise to move the paragraphs discussing the Gartner Report and other industry and market information contained in the prospectus to a more appropriate place in the filing, for example to an “Industry Data” section.

Response:

The Company has revised the disclosure in the Registration Statement to move the paragraphs discussing the Gartner Report and other industry and market information contained in the prospectus. Please see pages 72 and 80.

Use of Proceeds, page 45

2.	Your response to prior comment 13 indicates that you have no current specific plans for a significant portion of the proceeds from the offering. We note that you have accordingly revised your use of proceeds disclosure to state principal reasons for the offering, including “to create a public market for [y]our common stock in part for the benefit of [y]our employees who have received equity compensation and to facilitate [y]our future access to the public capital markets.” Please tell us whether another principal purpose of the offering is to create a public market in your stock for the benefit of other of your shareholders, including the financial backers who each hold more than 5% of your shares. If so, it appears that this purpose of the offering should also be described.

Response:

The Company confirms that another principal purpose of the offering is to create a public market in its stock for the benefit of its stockholders and has revised the disclosure in the Registration Statement to describe this purpose. Please see page 45.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit and Other Risk, page 62

3.	Please provide further support for the assertion that PriorBank, the Belarusian bank where you held $31.3 million in cash and cash equivalents as of March 31, 2010, is a “high credit quality financial institution.” Your response to prior comment 21 indicates that, notwithstanding the general risks of the banking and financial systems in the CIS that you discuss in your risk factor disclosure, you believe PriorBank to be a high credit quality financial institution, based in part on the high credit ratings of PriorBank’s majority owner, Raiffeisen Bank International, Austria. Please explain in your next response why the credit rating of the bank’s majority owner is indicative of the creditworthiness of PriorBank; for example, advise whether RBI is responsible for PriorBank’s liabilities. In addition, tell us whether bank deposits made by corporations in Belarus are insured, as we note your disclosure on page 33 that such deposits in Russia are not generally insured.

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 26, 2011

Response:

The Company has revised the disclosure in the Registration Statement to remove references to “high credit quality” with reference to financial institutions in which the Company maintains cash and cash equivalents. The Company confirms that bank deposits made by corporations in Russia, Belarus and other CIS countries are generally not insured. The Company has revised the disclosure in the Registration Statement accordingly. Please see pages 33, 63 and F-11.

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 67

4.	Please clarify your disclosure to indicate whether the third party appraisals used to estimate the fair value of your common stock were performed on a contemporaneous or retrospective basis.

Response:

The Company has revised the disclosure in the Registration Statement to indicate that the third party appraisals used to estimate the fair value of its common stock were performed on a contemporaneous basis. Please see page 68.

Related Party Transactions, page 105

5.	Your revised disclosure states that your board of directors will adopt a written policy with respect to the review of on-going and future related-party transactions, and you describe the standards that will be applied pursuant to this policy. Please also discuss in this section any policies, procedures and standards that your board of directors has historically applied when reviewing related party transactions, such as those disclosed in the filing. See Item 404(b)(1) and Instruction 1 to Item 404 of Regulation S-K.

Response:

The Company has revised the disclosure in the Registration Statement to discuss that the board of directors has not adopted a formal written policy for reviewing related party transactions prior to this offering. Please see page 104.

Notes to Condensed Consolidated Financial Statements for Years Ended December 31, 2010, 2009 and 2008

Nature of Business and Significant Accounting Policies, page F-8

6.	We note your disclosure on page 20 that under the terms of your agreement with one of your largest clients, the client is entitled to request you to transfer assets that have already been financed by the client, such as your offshore development center, at a de minimis pre-agreed price. Tell us how you have accounted for your assets that have been financed by this client, and how you have accounted for the revenue received under this arrangement. Tell us the authoritative literature you have relied on, and what consideration you gave to disclosing the terms of this arrangement and the accounting policies followed.

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	4	August 26, 2011

Response:

Under the terms of this arrangement, the Company’s client financed the acquisition of certain computer hardware and equipment that will be utilized by the Company in order to fulfill its service commitments to its client (the Company has determined that the client is the owner for accounting purposes of these assets). The Company invoiced the client for the cost of these assets maintained in the offshore development center as stipulated in the agreement noted above. The computer hardware and equipment invoiced to the client will only be utilized to service the client. While the Company does have a contractual right to utilize these assets, the Company does not have the right to determine the use of these assets; rather the client determines and limits the manner in which the Company uses these assets. In addition, the client takes substantially all of the output that is generated from the Company’s use of these assets. The client has the right to terminate the service arrangement without cause by providing a 90 day notice to the Company; in case of termination the client would have the right to take possession of these assets at a de minimis pre-agreed price.

The Company recorded an asset (account receivable) at the point in time the assets were acquired as its right to reimbursement from the client met the definition of an asset pursuant to the principles in Concept Statement No. 6. Such receivable was relieved at the point in time the Company received repayment from the client. In arriving at this determination, the Company gave consideration to the interpretive view noted in the CCH Accounting Research Manager (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements) which states that in a situation where a supplier does not own the tooling (which is used to fulfill obligations to a customer), to the extent there is a contractual guarantee for reimbursement to the supplier, an account receivable should be recognized by the supplier for the portion of the costs that are reimbursable from the customer. No revenue is recognized related to the reimbursement for the assets purchased. The Company believes that no disclosure of this arrangement is considered necessary due to the immateriality in relation to the financial statements.

The Company further notes that revenue earned for the development and maintenance services provided to the client is subject to the Company’s revenue recognition policies disclosed on page F-8 of the Registration Statement.

Revenue Recognition, page F-8

7.	Please clarify whether you recognize revenue on your fixed price contracts pursuant to the provisions of ASC 605-35 and, if so, how you have considered the provisions of ASC 605-35-25-45 with respect to recognizing losses. Otherwise, please tell us why these contracts are not within the scope of ASC 605-35, and what authoritative literature you rely on to recognize revenue.

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	5	August 26, 2011

Response:

The Company does not recognize revenue on its fixed price contracts pursuant to ASC 605-35 and therefore, does not recognize losses pursuant to ASC 605-35-25-45. The Company believes that its fixed price contracts meet the definition of “service transactions” as defined in the FASB’s October 23, 1979 Invitation to Comment, Accounting for Certain Service Contracts. As such the Company respectfully advises the Staff that it considered the guidance at footnote 1 of Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts, when reaching the determination that fixed price contracts should be accounted for outside of a model pursuant to the principles in ASC 605-35.

The Company views its obligation to deliver development services under fixed-fee arrangements to be analogous to an executory contract, and believes that, currently, there is no authoritative literature requiring expected loss recognition on executory contracts. Pursuant to the “earnings process” concept in FASB Concept Statement No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises,” the Company believes that contractual assets and liabilities from executory contracts generally should remain unrecognized prior to performance.

The Company relies on the provisions of ASC 605-25 and ASC 605-20 to account for its fixed fee contracts which are comprised of two deliverables: (1) development services and (2) separately-priced warranty. The Company respectfully advises the Staff that the Company applies the separation and allocation principles noted at ASC 605-25-15-3A (the Company allocates arrangement consideration based on the stated contractual amount to the separately priced warranty, and accounts for that unit of account pursuant to the provisions of ASC 605-20). The remaining consideration is allocated to the other deliverable (i.e. development services) and is accounted for pursuant to the revenue recognition principals in SAB Topic 13. The Company utilizes the proportional performance method to recognize revenue allocated to development services.

Risks and Uncertainties

Concentration of Credit, page F-11

8.	Please disclose the amount of cash and cash equivalents held in accounts in Belarus and other CIS countries and the risks associated with the banking and financial systems in the CIS, including the lack of regulatory standards and insured deposits, as described in your response to prior comment number 21 and your disclosures on page 33. Further, tell us what consideration you gave to clarifying the conditions you considered in describing these financial institutions as high credit quality.

Response:

The Company has revised the disclosure in the Registration Statement to disclose the amount of cash and cash equivalents held in accounts in Belarus and other CIS countries. The Company has also revised the disclosure in the Registration Statement to discuss the risks associated with the banking and financial systems in the CIS. Furthermore, as stated in our response to comment no. 3 above, the Company has revised the disclosure in the Registration Statement to remove references to “high credit quality” with reference to financial institutions in which the Company maintains cash and cash equivalents. Please see page F-11.

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	6	August 26, 2011

Operating Segments

Geographic Area Information, page F-23

9.	We note your disclosure on page 86 that $20.3 million of your long-lived assets are held in Belarus. Tell us what consideration you gave to disclosing these assets in your entity wide disclosure of long-lived assets by geographic location. We refer you to ASC 280-10-50-41b.

Response:

The company has revised the disclosure in the Registration Statement to disclose the amount of long-lived assets held in Belarus. Please see page F-23.

Earnings Per Share, page F-30

10.	Please clarify whether the preferred shares redeemed at less than fair value were considered separately from the other shares of the same class that were not redeemed, for purposes of determining if the “if-converted” method is more dilutive for 2010, in accordance with ASC 260-10-S99-2.

Response:

The Company advises that the Series A-2 Preferred Shares that were redeemed at less than fair value both: (a) are convertible into the Company’s shares of common stock, and (b) participate in the Company’s earnings with holders of common stock on an “as-if-converted” basis. Consequently, as described in our response to comment no. 48 in our previous response letter to the Staff dated July 22, 2011, in determining the Company’s diluted earnings per share of common stock for each period presented, the Company separately considered the dilution associated with the Series A-2 Preferred Shares that results from (x) application of the two-class method to the Series A-2 Preferred Shares’ participation feature, and (y) application of the “if converted” method to the Series A-2 Preferred Shares’ conversion feature and then applied the method that was most dilutive for the individual reporting period (per Steps 2a and 2b of Examples Illustrating the Use of the Two-Class Method to Calculate Basic and Diluted Earnings per Share — 260-10-45 (Q&A 57) which we previously provided to the Staff under cover of our supplemental letter dated July 22, 2011).

In accordance with ASC 260-10-S99-2, for purposes of performing both the “if converted” calculation as well as applying the two class method, the Series A-2 Preferred Shares redeemed at less than fair value were considered separately from the other shares of the same class that were not redeemed. Given the Series A-2 Preferred Shares’ right to participate in distributions of earnings to holders of shares of common stock on as “as-if-converted” basis, application of the two class method was ultimately deemed to be as dilutive, or more dilutive than application of the “if converted” for each period presented. Accordingly, we respectfully advise that the dilutive impact of the Series A-2 Preferred Shares is included in the Company’s computation of diluted earnings per share of common stock via application of the two-class method.

* * * * * * * * * * * * *

Mark P. Shuman Legal Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission	August 26, 2011

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4565.

Sincerely, /s/ Joseph A. Hall

Joseph A. Hall

cc:	Via E-mail Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc. Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.